Exhibit 99.1

Corporate Communications

CNH Industrial today presents the Strategic Business Plan at its Capital Markets Day

London, September 3, 2019

CNH Industrial (NYSE: CNHI / MI: CNHI) will today present the five-year Strategic Business Plan at its Capital Markets Day, to be held at the New York Stock Exchange, New York, U.S.A. The event will be hosted by CNH Industrial’s Chief Executive Officer, Hubertus Mühlhäuser together with the Company’s leadership team.

A live video webcast of the event will begin at 4:50 p.m. CEST / 3:50 p.m. BST / 10:50 a.m. EDT on Tuesday, September 3, 2019.

Details for accessing the webcast presentations are available at the following address:

livestream.com/ICENYSE/CNHIwebcast2019.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the event.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom